Filed by Gart Sports Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  The Sports Authority, Inc.

Commission File No: 1-13426

THE FOLLOWING IS A SLIDE PRESENTATION MADE ON MARCH 13, 2003.

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

B. Riley Conference

[LOGO]

[LOGO]

[LOGO]

GRTS (NASDAQ)

March 13th, 2003

Gart Sports Company

Safe Harbor Statement

Under the Private Securities Litigation Reform Act of 1995

Our presentation includes, and our response to various questions may include, forward-looking statements about the Company’s revenues and earnings and about our future plans and objectives. Any such statements are subject to risks and uncertainties that could cause the actual results and the implementation of the Company’s plans and operations to vary materially. These risks are discussed in the Company’s filings with the S.E.C.

Leading Presence in

Attractive Growth Markets

  Largest publicly traded full-line sporting goods retailer in the Western United States

•         Broad assortment of brand name products in upscale environment

•         180 Stores

•         Leading presence in each of our major markets

•         A leader in the U. S. retail market for winter sporting goods

  Successful integration of two sporting goods retail chains, Sportmart, acquired in 1998 and Oshman’s, acquired in 2001

Three Well-Recognized Banners

[PHOTO]

[PHOTO]

62	Gart Stores
65	Sportmart Stores
53	Oshman’s Stores
180	Total Stores

[PHOTO]

Attractive Upscale Shopping

Environment

[PHOTO]

Attractive Upscale Shopping

Environment

[PHOTO]

Attractive Upscale Shopping

Environment

[PHOTO]

[LOGO]  [LOGO]

Gart and TSA to Merge

Transaction Overview

•	Transaction Structure	•	Stock-for-Stock Merger of Equals
•	Issuer of Stock	•	Gart Sports will issue 0.37 shares for each Sports Authority share
•	Pro Forma Shares at Closing	•	Approximately 25 million
•	Pro Forma Ownership	•	50% Gart Sports / 50% The Sports Authority
•	Company Name	•	The Sports Authority — combined company intends to list on the NYSE under the symbol “TSA”
•	Voting Agreement	•	Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P., has agreed to vote its approx 25% stake in Gart in favor of the transaction

•	Transaction is subject to regulatory and shareholder approvals

Transaction Overview

•	Management	•	Martin E. Hanaka - Chairman
		•	John Douglas Morton - Vice Chairman & CEO
		•	Elliott J. Kerbis - President & CMO
		•	Tom Hendrickson - CAO & CFO
•	Other Management	•	Best of both companies’ resources
•	Board Control	•	50 / 50 split (4 Gart Sports, 4 Sports Authority, 1 new Unaffiliated Director)
•	Location of Headquarters	•	Denver, CO
•	Working Capital Facility	•	Fully committed working capital facility

Strategic Rationale

  Creates National Sporting Goods Retailer

•         Operating 385 stores in 45 states

•         Combined 2002 sales of $2.5 billion

  Estimated pre-tax synergies in excess of $20mm in fiscal 2004, $40mm in fiscal 2005 and $50mm thereafter

•         Elimination of redundant operations and advertising

•         Gross margin expansion through strategic merchandise synergies

  Enhanced pro-consumer merchandising opportunities

•         Potential for expansion of premium brands into all stores

•         Opportunity to expand private label offerings in all stores

•         Ability to leverage Gart’s winter sports expertise

•         Reduced weather and licensed apparel risks

  Maximizes opportunity for “higher profitability” store growth in existing nationwide distribution and field organizations

Creation of the Preeminent Sporting Goods Retailer

Preeminent Sporting Goods Retailer in Highly Competitive Market

Estimated Sporting Goods Retail Sales Channel Distribution

[CHART]

Top Full Line Players — 2001 Sales

[CHART]

Source: Sporting Goods Business, Retail Top 100. Based on an industry total of $76 billion in 2001 (National Sporting Goods Association)

Complementary Geographic Footprints

[LOGO]

180 Stores

[MAP]

[LOGO]

205 Stores

[MAP]

Creates National Sporting Goods Retailer

  Leverage the “Sports Authority” brand with a long-term goal of creating a unified national brand across the country
  Mitigation of weather impact
  National presence maximizes licensed apparel opportunity

Pro Forma Store Landscape

[MAP]

Enhanced Brands Offering

  Institute “best practices” approach to merchandising
  Potential for expansion of premium brands into all stores
  Strengthen relationships and gain volume discounts with key national brands

Core National Power Brands

[LOGOS]

Private Label Expansion

  Expansion of private label offerings in all stores
  Leverage TSA’s hardlines expertise and Gart’s softlines expertise
  Leverage combined size to facilitate new product offerings and lower costs

Key Private Labels

[LOGOS]

National Distribution Network

  Efficient and complementary distribution infrastructure with capacity to support future growth plans

[MAP]

Gart Sports

Financial Summary

Full Year 2002 Results ($MM’s)

	2002	2001
Sales	$1,051.2	$935.7	+12%
GM%	26.2%	25.6%
Op. Expenses% (1)	21.7%	21.8%
Integration Expenses	—	12.5
Operating Profit (1)	45.9	35.0
Net Income (1)	$23.2	$15.9	+46%
EPS (1)	$1.86	$1.54
EBITDA (1)	$69.2	$57.2

(1) Excluding Integration Costs.

Net Sales Growth History

Significant Top Line Growth

[CHART]

Gross Margin Performance

We Continue to Leverage Our Size and Infrastructure to Achieve Gross Margin Improvement

[CHART]

Low Cost Operator

We Continue to Decrease SG&A Expenses as a Percentage of Sales

[CHART]

Superior Earnings Per Share Growth

We Achieved 22% CAGR Growth in EPS From 2000 to 2002

[CHART]

Adjusted EBITDA Growth

[CHART]

Excludes integration costs and one-time charges

[LOGO]  [LOGO]

Combined Company

Financials

E. P. S. Growth Trends

Both companies have experienced significant EPS growth over the last 4 years on a stand-alone basis

[LOGO]

[CHART]

[LOGO]

[CHART]

(a) Historical data as per The Sports Authority’s January 2003 management presentation, adjusted to exclude one-time charges. Reflects effective tax rate of 0%. 2002 estimate as per First Call as of February 19, 2003.

(b) Historical EPS results, excluding one-time charges, as reported.

Potential Synergy Overview

Synergy Breakout

(Dollars in millions)

	2004	2005	Thereafter
Corporate Salaries	$10	$15	$17
Advertising	5	8	8
Other Overhead Expense Savings, Net of Increased Interest	5	7	10
Gross Margin	0	10	15
	$20	$40	$50

Pro Forma Overview

LTM Statistics

(Dollars in millions)

			Pro Forma
	[LOGO]	[LOGO]	No Synergies	W/ Synergies (d)
Stores (a)	180	205	385	385
Net Sales (b)	$1,051	$1,439	$2,490	$2,490
EBITDA (b)(c)	$69	$68	$137	$187
EBITDA Margin	6.6%	4.7%	5.5%	7.5%

(a) As of February 19, 2003.

(b) Latest twelve months as of November 2, 2002 as reported by Gart Sports and The Sports Authority, respectively.

(c) EBITDA calculated as operating income before depreciation and amortization.

(d) Reflects pre-tax synergies of $50MM as per Gart Sports and The Sports Authority management.

Summary

  Creates National Sporting Goods Retailer

•         Operating 385 stores in 45 states

•         Combined 2002 sales of $2.5 billion

  Estimated pre-tax synergies in excess of $20mm in fiscal 2004, $40mm in fiscal 2005 and $50mm thereafter

•         Elimination of redundant operations and advertising

•         Gross margin expansion through strategic merchandise synergies

  Enhanced pro-consumer merchandising opportunities

•         Potential for expansion of premium brands into all stores

•         Opportunity to expand private label offerings in all stores

•         Ability to leverage Gart’s winter sports expertise

•         Reduced weather and licensed apparel risks

  Maximizes opportunity for “higher profitability” store growth in existing nationwide distribution and field organizations

Creation of the Preeminent Sporting Goods Retailer

B. Riley Conference

[LOGO]

[LOGO]

[LOGO]

GRTS (NASDAQ)

March 13th, 2003

The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties.  Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission.  Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of the companies.  There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized.  The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER.  When documents are filed with the SEC, they will be available for free at the SEC’s website at www.sec.gov.  Documents are also available for free from the contact persons listed below.

Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  Reference is also made to the companies’ latest annual reports and annual stockholder’s meetings proxy statements as filed with the

SEC, including Gart Sport’s Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority’s Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS

Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson

Executive Vice President and Chief Financial Officer

T: 303-863-2293

FOR THE SPORTS AUTHORITY

George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360